SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                               SCHEDULE 13D
                            (Amendment No. 3)*
                                   of
                       Tweedy, Browne Company LLC


                              SCHEDULE 13D
                            (Amendment No. 3)*

                                  of
                            TBK Partners, L.P.


                               SCHEDULE 13D
                           (Amendment No. 3)*
                                  of
                         Vanderbilt Partners, L.P.


                   Under the Securities Exchange Act of 1934
                     Bell & Howell Company (New)
                            (Name of Issuer)


                      Common Stock, Par Value $.001 per Share
                        (Title of Class of Securities)

                                077852101
                              (CUSIP Number)

                              John D. Spears
                              350 Park Avenue
                           New York, New York  10022
                               (212) 916-0600
                 (Name, Address and Telephone Number of Persons
                 Authorized to Receive Notices and Communications)


                               June 15, 2000
               (Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
box [   ].

Check the following box if a fee is paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of theAct, but shall be subject to all the provisions of the Act (however, see the Notes).

CUSIP No.  077852101
----------------------------------------------------------------------------
Names of Reporting Persons I.R.S. Identification Nos. of Above Persons
     Tweedy, Browne Company LLC ("TBC")
----------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                  (a)    [ ]
                                                                  (b)    [x]
----------------------------------------------------------------------------
(3)  SEC Use Only
----------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)
       00
----------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     (2)(d) or 2(e)
                                                                        [  ]
----------------------------------------------------------------------------
(6)  Citizenship or Place of Organization
       Delaware
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                         (7)   Sole Voting Power
                                   TBC has sole voting power with respect
                                   to 1,986,028  shares held in certain TBC
                                   accounts (as hereinafter  defined).
                                   Additionally, certain of the Members of
                                   TBC may be deemed to have sole power to
                                    vote certain shares as more fully set
                                    forth herein.
Number of Shares     -------------------------------------------------------
Beneficially             (8)   Shared Voting Power
Owned by Each                      0 shares
Reporting Person
With:                -------------------------------------------------------
                         (9)   Sole Dispositive Power
                                   0 shares, except that certain of the
                                   members of TBC  may be deemed to have
                                   sole power to vote certain shares as more
                                   fully set forth herein.
                    -------------------------------------------------------
                         (10)  Shared Dispositive Power
                                   2,089,423 shares held in accounts of TBC
                                   (as hereinafter defined).
----------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
         2,089,423 shares
----------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                 [x]
----------------------------------------------------------------------------


(13) Percent of Class Represented by Amount in Row (11)
         8.82%
----------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
         BD, IA & 00

CUSIP No.  077852101
----------------------------------------------------------------------------

(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons TBK Partners, L.P. ("TBK")
----------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                   (a) [  ]
                                                                   (b) [ x]
----------------------------------------------------------------------------
(3)  SEC Use Only

----------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)
         WC and BK
----------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items (2)(d) or 2(e)                                               [  ]

----------------------------------------------------------------------------
(6)  Citizenship or Place of Organization
     Delaware
----------------------------------------------------------------------------
                             (7)   Sole Voting Power
                                       234,315 shares, except that the
                                       the general partners in TBK,
                                       solely by reason of their positions
                                       as such, may be deemed to have
                                       shared power to vote these shares.

Number of Shares       -----------------------------------------------------
Beneficially                 (8)   Shared Voting Power
Owned by Each                          0 shares
Reporting Person
With:                   -----------------------------------------------------
                             (9)   Sole Dispositive Power
                                       234,315 shares, except that the
                                       general partners in TBK, solely
                                       by reason of their positions as such,
                                       may be deemed to have shared
                                       power to vote these shares.
                       -----------------------------------------------------
                             (10)  Shared Dispositive Power
                                       0 shares
----------------------------------------------------------------------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person
          234,315 shares
----------------------------------------------------------------------------
(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [  ]
----------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
        0.98%
----------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
         PN

CUSIP No. 077852101
----------------------------------------------------------------------------
(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons Vanderbilt Partners, L.P. ("Vanderbilt")
----------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group
     (See Instructions)
                                                                   (a) [ ]
                                                                   (b) [X]
----------------------------------------------------------------------------
(3)  SEC Use Only

----------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)
         WC and BK
----------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items (2)(d) or 2(e)                                              [ ]
----------------------------------------------------------------------------
(6)  Citizenship or Place of Organization
         Delaware
----------------------------------------------------------------------------
                       (7)   Sole Voting Power
                                 38,585 shares, except that the general
                                 partners in Vanderbilt, solely by reason of their positions as such, may be deemed to have shared power to vote these shares.

Number of Shares     ------------------------------------------------------
Beneficially            (8)   Shared Voting Power
Owned by each                  0 shares
Reporting Person     ------------------------------------------------------
With:                        (9)   Sole Dispositive Power
                                  38,585 shares, except that the general
                                  partners in Vanderbilt, solely by
                                  reason of their positions as such, may
                                  be deemed to have shared power to
                                  vote these shares.
                     -------------------------------------------------------

                        (10)   Shared Dispositive Power
                                   0 shares
----------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
         38,585 shares
----------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                              [  ]
----------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
          0.16%
----------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
         PN

PRELIMINARY NOTE

     The persons filing this Amendment No. 3 are (i) Tweedy, Browne Company LLC ("TBC"), a Delaware limtied liability company, (ii) TBK Partners, L.P. ("TBK"), a Delaware limited partnership and (iii) Vanderbilt Partners, L.P. ("Vanderbilt"), a Delaware limited partnership. This Amendment No. 3 amends a Statement on Schedule 13D filed by TBC, TBK and Vanderbilt dated December 1, 1999 (the "Statement"). The filing of this Amendment No. 3 should be be deemed an admission that TBC, TBK and Vanderbilt comprise a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act").

       This Amendment No. 3 relates to the Common Stock, $.001 par value (the "Common Stock"), of Bell & Howell Company (the "Company"), which, to the best knowledge of the persons filing this Amendment No. 3, is a company organized under the laws of Delaware, with its principal executive offices located at 5215 Old Orchard Road, Skokie, Illinois 60007-1076.

       This Amendment No. 3 contains information regarding shares of Common Stock that may be deemed to be beneficially owned by TBC. Such shares are held in the accounts of various customers of TBC, with respect to which it has obtained sole or shared voting power.

       Other than as set forth below, to the best knowledge of TBC, TBK and Vanderbilt, there has been no material change in the information set forth in response to Items 1,2,4,6 and 7 of the Statement, as amended. Accordingly, those Items are omitted from this Amendment No. 3.

ITEM 3.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

     As of the date hereof, the number of shares with respect to which TBC may be deemed to be the beneficial owner is 2,089,423 shares of Common Stock (the "TBC Shares"), all of which shares were purchased in open market transactions. The aggregate cost of the TBC Shares, including brokerage commissions, was $65,275,601.


     The TBC Shares are held in the TBC Accounts, the funds therefor coming from the funds on hand in each individual managed account and in certain instances from standard margin account borrowings from brokerage accounts maintained at U.S. Clearing Corporation. It is expected that the funds used by the TBC Accounts to purchase additional shares of Common Stock, if additional shares are purchased by the TBC Accounts (see Item 4 hereof), will come from the funds on hand for each individual managed account, which funds on hand at any time and from time to time may include, among others, funds borrowed pursuant to margin accounts maintained at U.S. Clearing Corporation. Borrowings made by certain TBC Accounts pursuant to such margin accounts are secured by margin securitites owned by the respective accounts, including some of the TBC Shares. Interest on outstanding borrowings under such margin accounts ranges from 1/2% to 2% over the brokers' call rate in effect from time to time at Chase Manhattan Bank, New York, New York, depending upon the amount of outstanding borrowings at any given time.

     As of the date hereof, TBK beneficially owns directly 234,315 shares of Common Stock (the "TBK Shares"), all of which shares were purchased in open market transactions. The aggregate cost of the TBK Shares, including brokerage commissions, was $6,940,638.

     It is expected that funds used by TBK to purchase additional shares of Common Stock, if additional shares are purchased by TBK (see Item 4 hereof), will come from TBK's general funds, which include cash and cash equivalents on hand and in banks.

     TBK's general funds have included, and it is expected that they will from time to time include, funds borrowed by it pursuant to an understanding with Chase Manhattan Bank. As of the date hereof, TBK has a loan outstanding with Chase Manhattan Bank of in the amount $20,000,000. Borrowings made by TBK pursuant to that understanding bear interest at the brokers' call rate in effect from time to time to Chase Manhattan Bank. TBK's funds may also include funds borrowed pursuant to a Line of Credit Agreement between TBK and Boston Safe Deposit and Trust Company. Pursuant to the Line of Credit Agreement, TBK may borrow up to $15,000,000 at the brokers' call rate charged from time to time by Boston Safe Deposit & Trust Company. Borrowings made by TBK pursuant to its understandings with Chase Manhattan Bank and the Line of Credit Agreement with Boston Safe Deposit and Trust Company are secured by securities owned by TBK; such borrowings are not secured by any TBK Shares.
No borrowing from Chase Manhattan Bank or Boston Safe Deposit and Trust Company were made for the purpose of acquiring the TBK Shares. TBK reserves the right to include all or any of the shares of Common Stock owned by it at any time or from time to time, among the securities that serve as collateral for such borrowings, subject to compliance with any applicable statutes and regulations.

     As of the date hereof, Vanderbilt beneficially owns directly 38,585 shares of Common Stock (the "Vanderbilt Shares"), all of which shares were purchased in open market transactions. The aggregate cost of the Vanderbilt Shares, including brokerage commissions, was $1,295,128.

     It is expected that funds used by Vanderbilt to purchase additional shares of Common Stock, if additional shares are purchased by Vanderbilt (see
Item 4 hereof), will come from Vanderbilt's general funds, which include cash and cash equivalents on hand and in banks.

     Vanderbilt's funds may include funds borrowed pursuant to a Line of Credit Agreement between Vanderbilt and Boston Safe Deposit and Trust Company. Pursuant to the Line of Credit Agreement, Vanderbilt may borrow up to $2,000,000 at the brokers' call rate charged from time to time by Boston Safe Deposit and Trust Company. Borrowings made by Vanderbilt pursuant to the Line of Credit Agreement with Boston Safe Deposit and Trust Company are secured by securities owned by Vanderbilt; such borrowings are not secured by any Vanderbilt Shares. No borrowings from Boston Safe Deposit and Trust Company were made by Vanderbilt for the purpose of acquiring the Vanderbilt Shares. Vanderbilt reserves the right to include all or any of the shares of Common Stock owned by it at any time or from time to time, among the securities that serve as collateral for such borrowings, subject to compliance with applicable statutes and regulations.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

       (a) As of the date hereof, TBC may be deemed to be the beneficial owner of an aggregate of 2,089,423 shares of Common Stock, which constitutes approximately 8.82% of the 23,679,405 shares of Common Stock which TBC believes to be the total number of shares of Common Stock outstanding. The TBC Shares are held in the TBC Accounts.

      As of the date hereof, TBK beneficially owns directly 234,315 shares of Common Stock, which constitutes approximately 0.98% of the 23,679,405 shares of Common Stock which TBK believes to be the total number of shares of Common Stock outstanding.

       As of the date hereof, Vanderbilt beneficially owns directly 38,585 shares of Common Stock, which constitutes approximately 0.16% of the 23,679,405 shares of Common Stock which Vanderbilt believes to be the total number of shares of Common Stock outstanding.

     Also included in the TBC shares are 485 shares of Common Stock held in a certain TBC Account for a charitable foundation of which Christopher H. Browne is a trustee. Mr. Browne is a member of TBC and is also a general partner in TBK and Vanderbilt.

     Additionally 35,000 shares are held in a certain TBC account for John D. Spears. Mr. Spears is a member of TBC and is also a general partners in TBK and Vanderbilt.

       Each of TBC, TBK and Vanderbilt disclaims that it is the beneficial owner of any of the shares of Common Stock held in the TBC Accounts. The aggregate number of shares of Common Stock with respect to which TBC, TBK and Vanderbilt could be deemed to be the beneficial owner as of the date hereof, is 2,362,323 shares, which constitutes approximately 9.97% of the 23,679,405 shares of Common Stock, which the filing persons believe to be the total number of shares of Common Stock outstanding, but nothing contained herein shall be construed as an admission that TBC is the beneficial owner of any of the TBC Shares.

       The aggregate number of shares and percentage of Common Stock with respect to which each of the Members may be deemed to be the beneficial owner by reason of his being a Member of TBC and a general partner in TBK and Vanderbilt, respectively, is 2,362,323 shares, which constitutes approximately 9.97% of the 23,679,405 shares of Common Stock outstanding. However, nothing contained herein shall be construed as an admission that any of the General Partners is the beneficial owner of any shares of Common Stock, except as set forth herein as expressly and admittedly being beneficially owned by a particular General Partner.

         Each of TBC, TBK and Vanderbilt disclaims beneficial ownership of Common Stock held by the other. Except as described herein, to the best knowledge of TBC, TBK and Vanderbilt, no person who may be deemed to comprise a group with any of TBC, TBK, Vanderbilt, or any other person named in Item 2 of the Statement, beneficially owns any shares of Common Stock.

       (b) TBC has investment discretion with respect to 2,089,423 shares of Common Stock held by the TBC Accounts and has sole power to dispose or direct the disposition of all of such shares. Of these shares of Common Stock, TBC has sole power to vote or to direct the voting of 1,986,028 shares of Common Stock held in certain TBC Accounts.

        Each of the Members of TBC, solely by reason of their positions as such, may be deemed to have (i) shared power to dispose of or to direct the disposition of all of the shares of Common Stock held in the TBC Accounts; and
(ii) shared power to vote or direct the vote of 1,986,028 shares of Common Stock held in certain TBC Accounts.

       TBK has the sole power to vote or direct the voting of and dispose or direct the disposition of the TBK Shares. Each of the General Partners of TBK, solely by reason of their positions as such, may be deemed to have shared power to vote or direct the vote of and to dispose or direct the disposition of the TBK Shares.

       Vanderbilt has the sole power to vote or direct the voting of and dispose or direct the disposition of the Vanderbilt Shares. Each of the General Partners of Vanderbilt, solely by reason of their positions as such, may be deemed to have shared power to vote or direct the vote of and to dispose or direct the disposition of the Vanderbilt Shares.

       ( c) No transactions in Common Stock were effected by Vanderbilt during the sixty-day period ended as of the date hereof. Transactions in Common Stock effected by TBC and TBK during the sixty-day period ended as of the date hereof, are set forth below:


REPORTING                   NO. OF SHARES     NO. OF SHARES     PRICE
PERSON          DATE        PURCHASED         SOLD              PER SHARE

TBC Accounts   04/18/00        3,700                            $ 28 3/4
               04/19/00       69,000                            $ 28.5599
               04/20/00                         795             $ 28 9/16
               04/20/00        2,000                            $ 28 1/2
               04/25/00        2,000                            $ 26 15/16
               04/26/00          700                            $ 27 1/2
               04/28/00          730                            $ 27 5/16
               05/05/00        4,900                            $ 24 11/16
               05/10/00        2,480                            $ 23 3/4
               05/15/00          850                            $ 23 3/4
               05/23/00                          450            $ 20 11/16
               05/23/00        4,200                            $ 20 13/16
               05/31/00        7,000                            $ 20 13/16
               06/01/00                        3,190            $ 21.3215
               06/06/00                          430            $ 22 7/16
               06/09/00        3,000                            $ 23 1/2
               06/12/00                          625            $ 23 7/8
               06/12/00       22,505                            $ 23.75000
               06/13/00       72,500                            $ 23.2414
               06/14/00        1,700                            $ 23 1/4
               06/15/00                        1,085            $ 23 3/16
               06/15/00        2,500                            $ 23 1/4
               06/16/00       18,000                            $ 23.4097

TBK:           04/19/00      102,000                            $ 28.5599



    (d) To the best knowledge of TBC, each of the persons maintaining an account with TBC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held in said person's TBC Account.

     To the best knowledge of TBK, no person other than TBK has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the TBK Shares, except that the General Partners in TBK may be deemed to have such rights and powers solely by reason of being general partners in TBK.

     To the best knowledge of Vanderbilt, no person other than Vanderbilt has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Vanderbilt Shares, except that the General Partners in Vanderbilt may be deemed to have such rights and powers solely by reason of being general partners in Vanderbilt.

     (e)        Not applicable.

                             SIGNATURE

        Each of Tweedy, Browne Company LLC, TBK Partners, L.P. and
    Vanderbilt Partners, L.P., after reasonable inquiry and to the best of its knowledge and belief, hereby certifies that the information set forth in this Amendment No. 3 is true, complete and correct.


                                          TWEEDY, BROWNE COMPANY LLC

                                          By:  /s/ Christopher H. Browne
                                          --------------------------------
                                          Christopher H. Browne
                                          Member


                                          TBK PARTNERS, L.P.

                                          By:  /s/ Christopher H. Browne
                                          --------------------------------
                                          Christopher H. Browne
                                          General Partner


                                          VANDERBILT PARTNERS, L.P.

                                          By :  /s/ Christopher H. Browne
                                          --------------------------------
                                          Christopher H. Browne
                                          General Partner






  Dated:   June 20, 2000